FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X           Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____                     No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 1, 2012 – Total Voting Rights
2.	Press release dated August 1, 2012 – ARM and Cavium Extend Relationship with ARMv8 Architecture License
3.	Press release dated August 2, 2012 – ARM Leads GPU Computing Trend, Improving Systems Performance and Energy-Efficiency
4.	Press release dated August 6, 2012 – ARM Launches Second Generation of MALI-T600 Graphics Processors Driving Improved User Experience for Tablets, Smartphones and Smart-TVs
5.	Press release dated August 8, 2012 – ARM and Cadence Collaborate to Optimize ARM POP Solutions with Cadence Encounter Digital Platform
6.	Press release dated August 13, 2012 – ARM and GLOBALFOUNDRIES Collaborate to Enable Next-Generation Devices on 20nm and FinFET Process Technologies
7.	Press release dated August 28, 2012 – ARM and Synopsys Expand Collaboration to Optimize Power and Performance, and Accelerate Design and Verification for ARM Technology-based SoCs

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2012

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31st July 2012 consists of 1,377,227,894 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,377,227,894.

The above figure 1,377,227,894 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

ARM and Cavium Extend Relationship with ARMv8 Architecture License

CAMBRIDGE, UK and SAN JOSE, Calif. – August 1, 2012 – ARM [(LSE: ARM); (NASDAQ: ARMH)] and Cavium, Inc. (NASDAQ: CAVM), a leading provider of highly integrated semiconductor products that enable intelligent processing for networking, communications and the digital home, have announced that Cavium is an architecture licensee for the ARMv8 architecture.

The ARMv8 architecture is the first ARM® architecture that includes 64-bit execution, enabling processors based on the architecture to be able to combine 64-bit execution with 32-bit execution. One of the key focuses in developing this version of the ARM instruction set was to bring the energy-efficient heritage of ARM processor technology to 64-bit computing.

“We are delighted to extend this relationship as we broaden the range of ARM processor-based applications. Cavium is a leading multicore processor vendor and has delivered highly differentiated SoCs including a range of ARM processor-based products for many years,” said Warren East, CEO ARM. “With this architecture license, Cavium will bring innovation through highly optimized 64-bit custom cores and SoC implementations to deliver disruptive solutions for the cloud and datacenter market.”

“Cavium will leverage its extensive experience and IP in high-performance multicore processors and software to address the new requirements in the cloud and datacenter market,” said Syed Ali, President and CEO, Cavium. “The adoption of the ARMv8 architecture combined with ARM’s extensive software ecosystem will enable us to extend the reach of our innovative, high performance multicore SoCs to new customers and applications.”

ARM licenses processor IP under a flexible licensing model, enabling highly integrated solutions for a variety of applications ranging from battery-based mobile devices through to data center platforms, and every application in between.

For more information about Cavium's 64-bit ARMv8 processors please visit: http://cavium.com/processor_Project_Thunder.html

About Cavium, Inc
Cavium is a leading provider of highly integrated semiconductor products that enable intelligent processing for networking, communications and the digital home. Cavium offers a broad portfolio of integrated, software-compatible processors ranging in performance from 10 Mbps to over 100 Gbps that enable secure, intelligent functionality in enterprise, data-center, broadband/consumer and access and service provider equipment. Cavium processors are supported by ecosystem partners that provide operating systems, tool support, reference designs and other services. Cavium’s principal office is in San Jose, CA with design team locations in California, Massachusetts, India and China. For more information, please visit: http://www.cavium.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	Mali Developer Center www.malideveloper.com
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMMultimedia
o	http://twitter.com/ARMTools
o	http://twitter.com/SoftwareOnARM

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Contact Details:

Alan Tringham
ARM
+44 (0)1223 400947
alan.tringham@arm.com

Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Angel Atondo
Cavium
+1 (408) 943-7417
angel.atondo@cavium.com

Note on Forward-Looking Statements
This press release may contain forward-looking statements regarding future events that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. These forward-looking statements involve risks and uncertainties, as well as assumptions and current expectations. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks, uncertainties and assumptions. The risks and uncertainties that could cause results to differ materially from those expressed or implied by such forward-looking statements include but are not limited to risks and uncertainties related to Cavium’s ability to design, develop, manufactur, assemble and test new products and technologies;  Cavium’s ability to forecast market demand, future technological developments and implementation factors for new products; Cavium’s ability to penetrate new markets; competition in Cavium’s product markets; whether Cavium is successful in marketing its products; general economic conditions; and other risks and uncertainties described more fully in Cavium’s documents filed with or furnished to the Securities and Exchange Commission. More information about these and other risks that may impact Cavium’s business are set forth in the “Risk Factors” section of its Form 10-Q filed with the Securities and Exchange Commission on May 7, 2012. All forward-looking statements in this press release are based on information available to Cavium as of the date hereof and qualified in their entirety by this cautionary statement, and Cavium assumes no obligation to revise or update these forward-looking statements.

Item 3

ARM Leads GPU Computing Trend, Improving Systems Performance and Energy-Efficiency

ARM submits ARM® Mali™-T604 GPU for Full Profile OpenCL Conformance

What: The submission of the ARM® Mali™-T604 graphics processing unit (GPU) for OpenCL™ 1.1 Full Profile conformance with Khronos*. ARM is the first GPU Intellectual Property (IP) supplier to submit conformance for Full Profile OpenCL, bringing desktop GPU computing features to the mobile, embedded and smart-TV markets.

This will help bring visual computing to life by providing developers with a consistent and effective platform on which to build their designs, and tangible benefits to the end user in terms of improved performance and battery life of their devices.

GPU computing is a trend where the computational performance of the GPU, historically used for graphics, is harnessed to augment the main processor (or CPU) for certain applications where the GPU architecture will be more effective. The result is improved performance and energy-efficiency and a more efficient use of the system as a whole, making computational photography, computer vision, advanced imaging, point-of-interest extraction and augmented reality possible because of the extended processing capacity.

The Open Computing Language (OpenCL) is an important open standard programming framework for portable, parallel computation that enables the CPU and GPU in a system to work faster and more efficiently together.

Why: The Mali-T600 Series of GPUs have been designed from the outset for GPU computing, including full support for work-groups and synchronization barriers. Building on a scalable multicore, multi-pipeline architecture design, the Mali-T600 Series GPU includes a number of advanced features. In particular, native scalar and vector operations for OpenCL's integer and floating point data types (including 64-bit); support for static and dynamic compilation; hardware accelerated image and sampler data types; fast atomic operations and compliance to IEEE754-2008 precision requirements.

More information about OpenCL 1.1 Full Profile and ARM Mali GPUs.

* Product is based on a published Khronos Specification, and is expected to pass the Khronos Conformance Testing Process. Current conformance status can be found at www.khronos.org/conformance

When: 2nd August 2012

Where: Globally

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB

Contact Details:
Andy Phillips
ARM
+44 (0) 1223 400930
andy.phillips@arm.com

Item 4

ARM Launches Second Generation of MALI-T600 Graphics Processors Driving Improved User Experience for Tablets, Smartphones and Smart-TVs

New technology extends ARM leadership in GPU compute and graphics processing

LOS ANGELES, USA, SIGGRAPH 2012 – 6 AUGUST 2012  - ARM today announced the second generation of the ARM® Mali™-T600 Series graphics processing units (GPUs), providing a dramatically improved user experience for tablets, smartphones and smart-TVs. Each of the products features a 50% performance increase* and are the first to include Adaptive Scalable Texture Compression (ASTC), a texture compression technique that originated from ARM. ASTC significantly optimizes GPU performance and increases battery life in devices, enabling an always-on, always-connected experience, adopted by the Khronos™ Group, an important industry consortium that focuses on open standards.

Based on the Mali Midgard architecture, the second generation of the Mali-T600 Series comprises three GPUs - the Mali-T624, Mali-T628 and Mali-T678. Each product has been tuned to provide optimal performance and energy-efficiency for different end devices. The Mali-T624 and Mali-T628 products provide market leading graphics and GPU compute to smartphones and smart-TVs, while the Mali-T678 has been optimized to address the demands of the rapidly growing tablet market.

ARM continues to invest in GPU compute capabilities by integrating the leadership that ARM has in the CPU space, with ARM Cortex™ processors, and applying it to the Mali GPU architecture. GPU compute enables greater control when balancing tasks between the CPU and GPU, allowing performance of the right task by the most efficient architecture. This enables improved energy-efficiency for current and new math intensive activities, such as:

•	Computational photography: computational methods of enhancing or extending digital photography
•	Multi perspective views – the ability to have multiple views from different positions
•	Real-time photo editing on mobile devices – photo editing at your fingertips on your smartphone, tablet, etc.

GPU compute also extends the range of use cases possible on mass-market mobile devices, allowing features like photo editing and video stabilization to be available in a wider range of consumer products.

“People expect higher standards of visual computing on their smartphones, tablets and smart-TVs with seamless access to their digital world and personal content,” said Pete Hutton, General Manager, Media Processing Division, ARM. “GPU compute enables this as it increases the range of functions mobile devices can perform within the available battery life. ARM continues to focus on system-wide optimization by integrating market leading CPU and GPU technologies to drive both high performance and energy-efficiency.”

“The newly announced Mali-T600 series is essential for graphic performance improvement, and also for the future strategy of GPU Computing,”said Mr. Mitsugu Naito, Executive Vice President, IP and Technology Development Unit, Fujitsu Semiconductor Limited. “Through our Subscription License with ARM for ARM IP products, we are able to share our product roadmap and deliver ARM based platform SoC promptly to our customers. The new Mali-T600 series will be added to our SoC development platform portfolio and we plan to adopt the Mali-T600 series into our products as a key IP solution to enable improved GPU computing.”

“Increasingly, consumers are demanding similar performance across their connected devices to access their personal information and content. This improved user experience is demanded across a range of devices, including smartphones, tablets and smart-TVs,” said Andrew Chang, Vice President, MediaTek. “MediaTek are working closely with ARM to ensure that we provide high-performance, energy-efficient solutions that address these demands. The second generation the ARM Mali-T600 GPU will allow us to address these markets through technology leadership in graphics and GPU compute.”

“Innovation happening in smart connected devices is not only in the computing area but also in the graphic area where smartphone and tablet manufacturers are seeking differentiation for their products. This relies on leading edge and innovative technologies from SOC vendors like Nufront,” said Rock Yang, VP Marketing, Nufront. ”Nufront is focusing on mobile computing and communication SoC design, leveraging advanced technologies from ARM. Using advanced technologies, such as Adaptive Scalable Texture Compression featured in the second generation of Mali-T600 GPUs, we can address the demands of the market and provide significant benefits to device manufacturers.”

“The performance and battery life requirements for smartphones, tablets, smart-TVs and other smart, connected devices are such that whilst a single energy-efficient architecture is suitable, GPU variants to address these markets are highly desirable,” said Mr. Chen Feng, Chief Marketing Officer, Rockchip. “We are pleased to extend our relationship with ARM and look forward to the advanced Rockchip solutions that will be enabled by the range of second generation Mali-T600 GPUs from ARM.”

"An advanced visual computing experience is an expectation that most consumers have when they purchase a new smartphone, tablet or smart-TV,” said Taehoon Kim, Vice President of System LSI marketing team, Samsung Electronics' Device Solutions. “It is therefore important that Samsung works with partners, such as ARM, to achieve technology leadership in areas that include advanced graphics and GPU compute. The next generation of the ARM Mali-T600 series GPU is an important introduction, and will help Samsung Exynos processor to address consumer demands.”

*Each of the second generation Mali-T600 Series GPUs features a 50% performance increase compared to first generation Mali-T600 products (based on industry standard benchmarks), on the same silicon process. This 50% increase has been facilitated by a combination of frequency improvements, such as optimizing the register transfer level (RTL) for increased performance, and micro-architectural improvements so that graphics are executed more efficiently. The design of each new product addresses different performance points:

ARM Mali-T624/Mali-T628
The Mali-T624 GPU offers scalability from one to four cores, whilst the Mali-T628 from one to eight cores provides up to twice the graphics and GPU compute performance of the Mali-T624, extending the graphics potential for smartphones and smart-TVs. These products provide breathtaking graphical displays for advanced consumer applications, such as 3D graphics, visual computing and real time photo editing for smartphones and smart-TVs.

ARM Mali-T678
The ARM Mali-T678 GPU offers the highest GPU compute performance available in the Mali-T600 Series of products, delivering a four-fold increase when compared with the Mali-T624 GPU through features such as increased ALU support. This brings a wide range of performance points to address the vibrant tablet market. The Mali-T678 offers energy-efficient high-end visual computing applications, such as computational photography, multi perspective views and augmented reality.

What is ASTC?
ASTC supports a very wide range of pixel formats and bit rates, and enables significantly higher quality than most other formats currently in use. This allows the designer to use texture compression throughout the application, and to choose the optimal format and bit rate for each use case. This highly efficient texture compression standard reduces the already market-leading Mali GPU memory bandwidth and memory footprint even further, while extending mobile battery life.

All products are designed to support the following APIs; OpenGL® ES 1.1, OpenGL ES 2.0, OpenGL ES 3.0, DirectX 11 FL 9_3, DirectX® 11, OpenCL™ 1.1 Full Profile and Google Renderscript compute.

For more information about the second generation of ARM Mali-T600 Series GPUs, please click here.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools.

Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
Mali Developer Center www.malideveloper.com
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/user/ARMflix
ARM on Twitter:

•	http://twitter.com/ARMMultimedia
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools

ENDS

ARM, AMBA and ARM Powered are registered trademarks of ARM Limited. Cortex, MPCore and Mali are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc.; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 5

ARM and Cadence Collaborate to Optimize ARM POP Solutions with Cadence Encounter Digital Platform

Latest Milestone Provides Performance and Power Advantages for ARM Cortex-A9 and Cortex-A15 Processors

CAMBRIDGE, UK and SAN JOSE, Calif., Aug. 8, 2012 — ARM and Cadence Design Systems, Inc. (NASDAQ: CDNS) today announced the availability of the first in a series of combined solutions enabling designers to improve performance, power and time-to-market for ARM® CortexTM-A series processor-based system-on-chips (SoCs).  The initial solution optimizes ARM® POP™ intellectual property (IP) technology, using the Cadence® Encounter® digital platform, for the Cortex-A9 processor on the TSMC 40LP process, including ultra low threshold voltage (uLVT). The resulting solution is available for license from ARM to accelerate the implementation of ARM processors.

    POP IP is comprised of core-hardening acceleration technology which incorporates the latest ARM Artisan® advanced physical IP to achieve industry-leading power, performance and area (PPA) metrics. In the combined solution, the POP IP is tightly coupled to Cadence Encounter RTL-to-GDSII technologies, including RTL Compiler-Physical and the breakthrough clock concurrent optimization (CCOpt) design technology, resulting in market-leading, certified benchmarks for Cortex-A9 implementations using POP IP.

    This is the latest milestone in the companies’ longstanding collaboration to enable their mutual customers to more efficiently design advanced SoCs. ARM is working closely with the Cadence R&D and Design Services organizations prior to the introduction of new POP IP to ensure that customers benefit from the quickest deployment of new ARM processors and/or new process technologies.  Extending to TSMC 28HPM, the ARM-Cadence collaboration includes single, dual and quad-core implementations of Cortex-A9 and Cortex-A15 processors.

     “As customers face ever-increasing pressure to achieve specific power and performance numbers, our early engagement with Cadence helps ensure that customers choosing our POP IP solutions can achieve higher performance at a lower power than previously available,” said Dr. John Heinlein, vice president of marketing, Physical IP Division at ARM. “The extensive implementation knowledge and comprehensive set of benchmarking results that ARM provides in POP technology, combined with a silicon-proven Cadence methodology, also enables customers to dramatically improve their time to market.”

    POP solutions are comprised of three critical elements necessary to achieve an optimized ARM processor implementation. First, it contains Artisan physical IP standard cell logic and memory cache instances that are specifically tuned for a given ARM processor and foundry technology. Second, it includes a comprehensive benchmarking report to document the exact conditions and results ARM achieved for the processor implementation across an envelope of configuration and design targets. Finally, it includes the detailed implementation knowledge including floor plans, scripts, design utilities and a POP Implementation Guide, which enables the end customer to achieve similar results quickly and with lower risk.

    The Cadence Encounter RTL-to-GDSII flow helps design teams optimize power, performance, and area for the world’s most advanced high-performance, energy-efficient ARM processor-based designs. The integrated Cadence flow includes Encounter RTL Compiler, Encounter Digital Implementation System, and signoff-proven Cadence QRC Extraction, and Encounter Timing System. In addition, the CCOpt technology unifies clock tree synthesis with logic/physical optimization resulting in significant power, performance and area improvements.

   “Working closely with the ARM engineering team, we have been able to deliver industry-leading performance, power and area for advanced ARM-processor implementations,” said Dr. Chi-Ping Hsu, senior vice president, Silicon Realization Group at Cadence. “The result of this combined effort enables customers to deliver the highest quality of silicon while meeting aggressive time to market goals.”

About Cadence

    Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.

About ARM

    ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community®: http://www.arm.com/community/
•	Mali Developer Center www.malideveloper.com
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix

ARM on Twitter:

•	http://twitter.com/ARMMultimedia ·
•	http://twitter.com/ARMMobile ·
•	http://twitter.com/ARMCommunity ·
•	http://twitter.com/ARMEmbedded ·
•	http://twitter.com/ARMLowPwr ·
•	http://twitter.com/KeilTools

ENDS

ARM and Artisan are registered trademarks of ARM Limited. Cortex and POP are trademarks of ARM Limited.  All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.   Cadence, Encounter and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. in the United States and other countries. All other trademarks are the property of their respective owners.

Item 6

ARM and GLOBALFOUNDRIES Collaborate to Enable Next-Generation Devices on 20nm and FinFET Process Technologies

ARM processor, GPU and Physical IP technology-based solutions optimized to accelerate production in critical mobile markets

MILPITAS, Calif. and CAMBRIDGE, UK – August 13, 2012 – GLOBALFOUNDRIES and ARM today announced a multi-year agreement to jointly deliver optimized system-on-chip (SoC) solutions for ARM® processor designs on GLOBALFOUNDRIES’ 20-nanometer (nm) and FinFET process technologies.  The new agreement also extends the long-standing collaboration to include graphics processors, which are becoming an increasingly critical component in mobile devices. As part of the agreement, ARM will develop a full platform of ARM Artisan® Physical IP, including standard cell libraries, memory compilers and POP™ IP solutions. The results will help enable a new level of system performance and power-efficiency for a range of mobile applications, from smartphones to tablets to ultra-thin notebooks.

The companies have been collaborating for several years to jointly optimize ARM Cortex™-A series processors, including multiple demonstrations of performance and power-efficiency benefits on 28nm as well as a 20nm test-chip implementation currently running through GLOBALFOUNDRIES fab in Malta, N.Y. This agreement extends the prior efforts by driving production IP platforms that will enable customer designs on 20nm and promote rapid migration to three-dimensional FinFET transistor technology. This joint development will enable a faster time to delivering SoC solutions for customers using next-generation ARM CPUs and GPUs in mobile devices.

GLOBALFOUNDRIES plans to develop optimized implementations and benchmark analysis for next-generation, energy-efficient ARM Cortex™ processor and ARM Mali™ graphics processor technologies, accelerating customers’ own SoC designs using the respective technologies.  The comprehensive platform of ARM Artisan Physical IP for GLOBALFOUNDRIES’ 20nm-LPM and FinFET processes and POP IP products provide fundamental building blocks for SoC designers. This platform builds on the existing Artisan physical IP platforms for numerous GLOBALFOUNDRIES’ process technologies including 65nm, 55nm, and 28nm, as well as the Cortex-A9 POP technology for 28nm SLP, now available for licensing from ARM.

“This early engagement promotes the rapid adoption of ARM and GLOBALFOUNDRIES technologies in future SoCs for several important markets,” said Simon Segars, executive vice president and general manager, Processor and Physical IP Divisions at ARM. “Customers designing for mobile, tablet and computing applications will benefit extensively from the energy-efficient ARM processor and graphics processor included in this collaboration. By proactively working together to enable next-generation 20nm-LPM and FinFET process technologies, our mutual customers can be assured a range of implementation options that will enable two more generations of advanced semiconductor devices.”

ARM POP technology accelerates the core hardening for ARM’s Cortex-A series CPUs with market-leading performance, power and area.  POP IP products are comprised of three critical elements necessary to achieve an optimized ARM core implementation. First, it contains Artisan physical IP standard cell libraries and memory cache instances that are specifically tuned for a given ARM processor and foundry technology. Second, it includes a comprehensive benchmarking report to document the exact conditions and results ARM achieved for the processor implementation across an envelope of configuration and design targets. Finally, it includes the detailed implementation knowledge including floor plans, scripts, design utilities and a POP Implementation Guide, which enables the end customer to achieve similar results quickly and with lower risk.

The GLOBALFOUNDRIES 20nm-LPM technology is a comprehensive, cost-effective platform, delivering up to 40% performance improvement and twice the gate density of 28nm. Since it will offer a range of transistor capabilities, 20nm-LPM will serve a broad range of power and performance points across high-volume market segments.  By offering a full scaling of the transistor and metal pitch, the resulting 20nm-LPM devices will be highly competitive in cost and area to suit the requirements of next-generation devices.

This collaboration also extends to GLOBALFOUNDRIES’ FinFET-based process technology.  By anticipating this process technology from the beginning, the partners will jointly optimize both the physical IP and process technology to assure a rapid migration path from 20nm-LPM.  As a result, this collaboration will result in a range of implementation solutions available sooner and at lower risk than ever before.

“ARM technologies are at the heart of many of the world’s highest volume product categories, and we believe will only grow in importance for our customers in the years ahead,” said Mike Noonen, executive vice president, worldwide marketing and sales at GLOBALFOUNDRIES. “By leveraging our implementation knowledge and applying it to a next-generation, energy-efficient ARM processor and graphics processing unit, we believe we can jointly offer a compelling differentiation to our mutual customers that will power innovation into the next two generations.”

# # #

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
Mali Developer Center www.malideveloper.com
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube:  http://www.youtube.com/user/ARMflix
ARM on Twitter: http://twitter.com/ARMMultimedia http://twitter.com/
ARMMobile http://twitter.com/ARMCommunity http://twitter.com/
ARMEmbedded http://twitter.com/ http://twitter.com/KeilTools

About GLOBALFOUNDRIES

GLOBALFOUNDRIES is the world’s first full-service semiconductor foundry with a truly global footprint. Launched in March 2009, the company has quickly achieved scale as the second largest foundry in the world, providing a unique combination of advanced technology and manufacturing to more than 150 customers. With operations in Singapore, Germany and the United States, GLOBALFOUNDRIES is the only foundry that offers the flexibility and security of manufacturing centers spanning three continents. The company’s three 300mm fabs and five 200mm fabs provide the full range of process technologies from mainstream to the leading edge. This global manufacturing footprint is supported by major facilities for research, development and design enablement located near hubs of semiconductor activity in the United States, Europe and Asia. GLOBALFOUNDRIES is owned by the Advanced Technology Investment Company (ATIC). For more information, visit http://www.globalfoundries.com.

For Press Inquiries Contact:

Travis Bullard GLOBALFOUNDRIES  (518) 305-9025travis.bullard@globalfoundries.com

Andy Phillips ARM +44 (0) 1223 400930 andy.phillips@arm.com

Item 7

ARM and Synopsys Expand Collaboration to Optimize Power and Performance, and Accelerate Design and Verification for ARM Technology-based SoCs

Highlights:

•	Industry leaders extend collaboration to benefit mutual customers across the broad ARM partner ecosystem
•	Synopsys licenses broad range of energy-efficient, high-performance ARM IP in multi-year agreement
•	Collaboration to deliver power and performance optimized methodologies for ARM® Cortex™ processors using Synopsys’ Galaxy™ Implementation Platform and ARM Artisan® physical IP and POP™ technology
•	Synopsys’ next-generation Discovery™ Verification IP (VIP) integrates new tests, checks and verification features to speed verification of AMBA® 4 ACE™-based System-on-Chips (SoCs)

CAMBRIDGE, United Kingdom and MOUNTAIN VIEW, Calif., August 28th, 2012 - ARM (LON: ARM; Nasdaq: ARMH) and Synopsys, Inc. (Nasdaq: SNPS) have signed a multi-year agreement that expands Synopsys’ access to a broad range of ARM intellectual property (IP). The two companies will broaden their collaboration to enable SoC designers to optimize the power and performance of ARM technology-based SoCs with Synopsys Galaxy Implementation Platform and Discovery VIP, while reducing cost and decreasing time to market. Building on previous EDA tools and ARM Cortex-A15 processor license agreements, this new agreement provides Synopsys with access to a range of Cortex processors, including technology needed to implement ARM big.LITTLE™ processing, ARM Artisan physical IP, POP technology optimized for Cortex processor implementation, as well as CoreLink™ interconnect and AMBA 4 ACE system IP.

By expanding their collaboration to include the latest ARM technology, Synopsys will be able to create and deliver optimized tools and methodologies for the implementation and verification of ARM processing subsystems, and ARM will be able to enhance its IP. The ongoing partnership aims to meet demand from designers for SoCs that feature both extreme energy efficiency and high performance. For example, ARM big.LITTLE processing combines Cortex-A15 MPCore™ and Cortex-A7 MPCore processors with ARM CoreLink CCI-400 cache coherent interconnect to allow software to be migrated seamlessly to the optimum processor for each task. This paradigm enables up to 70 percent processor energy savings on common workloads.

“In today’s increasingly competitive market environment, optimized solutions from two industry leaders can make a big difference for our partners designing ARM technology-based SoCs by accelerating the design process and driving gains in power and performance,” said Simon Segars, executive vice president and general manager, Processor and Physical IP Divisions at ARM. “By providing Synopsys with wider access to industry-leading ARM IP, we are enabling mutual customers to benefit from streamlined design and verification, ultimately decreasing time to market.”

Combining ARM and Synopsys expertise, the optimized implementation flows will use Synopsys Galaxy tools and methodologies as well as ARM Artisan physical IP and POP solutions to better enable designers to produce Cortex-A9, Cortex-A15 and Cortex-A7 processor-based designs faster and with improved performance and power results. This solution is complemented by Synopsys’ Virtualizer™ Development Kit (VDK) for ARM big.LITTLE processing, as well as by Synopsys’ Discovery Verification IP and Protocol Analyzer for the AMBA 4 ACE specification.

In addition to using ARM processor-optimized methodologies with Synopsys’ Galaxy tools, designers can also use Synopsys’ Lynx Design System for additional productivity and predictability through a tapeout-validated, SoC-level implementation flow. Synopsys provides optimized processor implementation training and design assistance to help customers achieve their target performance and power in their chosen semiconductor process technology. Synopsys will also optimize the Discovery Verification Platform for ARM IP. Discovery VIP and Protocol Analyzer integrate additional tests, system monitor checks and other features to accelerate verification of AMBA 4 ACE interconnect-based designs.

“Synopsys tools are used in a significant portion of leading-edge implementations of ARM processor-based SoCs, and our customers are pushing for extreme performance and power efficiency,” said Deirdre Hanford, senior vice president, global technical services at Synopsys. “This expanded collaboration enables Synopsys and ARM to deliver the optimized solutions that SoC designers need to meet the power and performance requirements for their ARM-powered designs.”

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website: http://www.arm.com/
•	ARM Connected Community: http://www.arm.com/community/
•	ARM Blogs: http://blogs.arm.com/
•	ARMFlix on YouTube: http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
o	http://twitter.com/ARMMobile
o	http://twitter.com/ARMCommunity
o	http://twitter.com/ARMEmbedded
o	http://twitter.com/ARMSoC
o	http://twitter.com/KeilTools
o	http://twitter.com/ARMMultimedia

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS) is a world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design, verification and manufacturing. Synopsys’ comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, system-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has approximately 70 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at http://www.synopsys.com/

ARM is a registered trademark of ARM Limited. Synopsys is a registered trademark of Synopsys, Inc. All other trademarks mentioned in this release are the intellectual property of their respective owners.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, including statements regarding the expected outcome and benefits of the agreement between Synopsys and ARM, including expected customer results with ARM and Synopsys solutions. These statements are based on current expectations and beliefs. Actual results could differ materially from those described by these statements due to risks and uncertainties including, but not limited to, technical or other difficulties in developing solutions, market acceptance of these solutions, unforeseen production or delivery delays, failure to perform as expected, product errors or defects and other risks as identified in the companies' respective filings with the U.S. Securities and Exchange Commission, including those described in the "Risk Factors" section of Synopsys’ latest Quarterly Report on Form 10-Q.

Editorial Contacts:

Andy Phillips	Yvette Huygen
ARM	Synopsys, Inc.
+44 1223 400930	650-584-4547
andy.phillips@arm.com	yvetteh@synopsys.com

Investor Contacts:

Ian Thornton	Lisa Ewbank
ARM	Synopsys, Inc.
+44 1223 400726	650-584-1901
ian.thornton@arm.com	lisae@synopsys.com